Exhibit 3.3(i)

AMENDMENT TO ARTICLE III

OF THE ARTICLES OF INCORPORATION OF

CREDIT ONE FINANCIAL, INC.

ARTICLE III     CAPITAL STOCK.  The maximum number of shares of stock that this Corporation is authorized to have outstanding at any one time is Five Hundred Million (500,000,000) shares of common stock having a par value of $0.001 per share. Effective as of 5:00 p.m., Eastern time, on the date this Certificate of Amendment is filed with the Secretary of State of the State of Florida, each fifty (50) shares of the Corporation's Common Stock, par value $0.001 per share, issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined, converted and changed into one (1) share of Common stock, par value $0.001 per share, of the Corporation; provided, however, that the Corporation shall issue no fractional shares of Common Stock, and fractional shares resulting from the reverse split will be rounded up to the nearest whole share.